

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports First Quarter Results

GREENVILLE, SC – April 24, 2024 - United Community Banks, Inc. (NASDAQ: UCBI) (United) today announced that net income for the first quarter was $62.6 million and pre-tax, pre-provision income was $93.7 million. Diluted earnings per share of $0.51 for the quarter represented a decrease of $0.01 or 2%, from the first quarter a year ago and an increase of $0.40 from the fourth quarter of 2023, during which merger charges, losses from a bond portfolio restructuring, and an FDIC special assessment had a significant negative impact on earnings.

On an operating basis, diluted earnings per share of $0.52 were slightly lower compared to last quarter, with the primary drivers of the decrease being a seasonal increase in certain operating expenses and a higher effective tax rate, as well as a lower day count. These were offset by a favorable MSR asset write-up and lower provision expense. Core deposits, excluding brokered deposits and public funds, grew by 5% annualized and loans grew at a 1.2% annualized rate during the quarter. Net interest revenue was lower by 2% during the quarter despite an increase in average loan balances, as lower average interest-earning assets and a lower day count offset the effect of a higher margin.

For the first quarter, United's return on assets was 0.90% and 0.93% on an operating basis. Return on equity was 7.14% and return on tangible common equity was 10.68%. On a pre-tax, pre-provision basis, operating return on assets was 1.40% for the quarter. At quarter-end, tangible common equity to tangible assets was 8.49%, up 13 basis points from the fourth quarter of 2023.

Chairman and CEO Lynn Harton stated, "We reported solid results in the first quarter, with strong pre-tax, pre-provision earnings, a stable margin, and good credit performance. Loan growth slowed as expected while core deposit growth was stronger than we anticipated." Harton continued "Economic conditions in our markets continue to be very positive. However, we are mindful of the uncertainties in the environment, such as continuing inflation, the tension between a very tight monetary policy and a very loose fiscal policy, and ongoing global conflicts. Given those uncertainties, we continue to manage conservatively so that we can remain a source of strength for our communities and customers."

United's net interest margin increased by 1 basis point to 3.20% from the fourth quarter. Interest-earning assets were modestly lower and the average yield on United's interest-earning assets was up 8 basis points to 5.39%, and its cost of interest-bearing liabilities increased by 7 basis points to 3.23%, contributing to the increase in the net interest margin. Cost of deposits, including non-interest-bearing deposits was 2.32%. Net charge-offs were $12.9 million or 0.28% of average loans during the quarter, up 6 basis points compared to the fourth quarter of 2023, and NPAs were 39 basis points relative to total assets, up 5 basis points from the previous quarter.

Mr. Harton concluded, "We approach 2024 with continued optimism given the strength of our company, driven by an outstanding team of employees. In the first quarter, we became a 10-time winner of the JD Power Award for Best Retail Banking Satisfaction in the Southeast. We also received 15 Greenwich Excellence Awards for Small Business Banking. These awards reflect the passion and skill that our teams exhibit every day in the quest to serve our customers in the best way possible."

First Quarter 2024 Financial Highlights:

- Net income of $62.6 million and pre-tax, pre-provision income of $93.7 million
- EPS decreased by 2% compared to first quarter 2023 on a GAAP basis and 10% on an operating basis; compared to fourth quarter 2023, EPS increased 364% on a GAAP basis and decreased 2% on an operating basis
- Return on assets of 0.90%, or 0.93% on an operating basis
- Pre-tax, pre-provision return on assets of 1.40% on an operating basis
- Return on common equity of 7.14%
- Return on tangible common equity of 10.68% on an operating basis
- A provision for credit losses of $12.9 million, which increased the allowance for loan losses to 1.15% of loans from 1.14% in the fourth quarter
- Loan production of $881 million, resulting in loan growth of 1.2% annualized for the quarter
- Core deposits, excluding brokered deposits and public funds, grew by 5% annualized
- Net interest margin of 3.20% increased by 1 basis point from the fourth quarter
- Mortgage closings of $171 million compared to $225 million a year ago; mortgage rate locks of $260 million compared to $335 million a year ago
- Noninterest income was up $62.7 million on a linked quarter basis, primarily driven by the $51.7 million bond portfolio restructuring charge in the fourth quarter. Mortgage Loan and Related Fees were $7.5 million, which was $5.6 million higher compared to the fourth quarter, largely attributable to a favorable mortgage servicing rights asset write-up compared to a write-down last quarter
- Noninterest expenses decreased by $9.6 million compared to the fourth quarter due to lower non-operating charges including merger-related charges and the FDIC special assessment
- Efficiency ratio of 60.5%, or 59.2% on an operating basis
- Net charge-offs of $12.9 million, or 28 basis points as a percent of average loans, up 6 basis points from the net charge-offs level experienced in the fourth quarter
- Nonperforming assets of 0.39% of total assets, up 5 basis points compared to December 31, 2023
- Quarterly common shareholder dividend of $0.23 per share declared during the quarter, which was flat year-over-year

Conference Call

United will hold a conference call on Wednesday, April 24, 2024, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to https://dpregister.com/sreg/10187792/fc12c215d0. Those without internet access or unable to pre-register may dial in by calling 1-866-777-2509. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and can be accessed by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of the company's website, www.ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2024	2023				First Quarter 2024 - 2023 Change
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	
INCOME SUMMARY						
Interest revenue	$336,728	$338,698	$323,147	$295,775	$279,487	
Interest expense	137,579	135,245	120,591	95,489	68,017	
Net interest revenue	199,149	203,453	202,556	200,286	211,470	(6)%
Provision for credit losses	12,899	14,626	30,268	22,753	21,783	
Noninterest income	39,587	(23,090)	31,977	36,387	30,209	31
Total revenue	225,837	165,737	204,265	213,920	219,896	3
Noninterest expenses	145,002	154,587	144,474	132,407	139,805	4
Income before income tax expense	80,835	11,150	59,791	81,513	80,091	1
Income tax expense	18,204	(2,940)	11,925	18,225	17,791	2
Net income	62,631	14,090	47,866	63,288	62,300	1
Non-operating items	2,187	67,450	9,168	3,645	8,631	
Income tax benefit of non-operating items	(493)	(16,714)	(2,000)	(820)	(1,955)	
Net income - operating [1]	$ 64,325	$ 64,826	$ 55,034	$ 66,113	$ 68,976	(7)
Pre-tax pre-provision income [5]	$ 93,734	$ 25,776	$ 90,059	$104,266	$101,874	(8)
PERFORMANCE MEASURES						
Per common share:						
Diluted net income - GAAP	$ 0.51	$ 0.11	$ 0.39	$ 0.53	$ 0.52	(2)
Diluted net income - operating [1]	0.52	0.53	0.45	0.55	0.58	(10)
Cash dividends declared	0.23	0.23	0.23	0.23	0.23	—
Book value	26.83	26.52	25.87	25.98	25.76	4
Tangible book value [3]	18.71	18.39	17.70	17.83	17.59	6
Key performance ratios:						
Return on common equity - GAAP [2][4]	7.14 %	1.44 %	5.32 %	7.47 %	7.34 %	
Return on common equity - operating [1][2][4]	7.34	7.27	6.14	7.82	8.15	
Return on tangible common equity - operating [1][2][3][4]	10.68	10.58	9.03	11.35	11.63	
Return on assets - GAAP [4]	0.90	0.18	0.68	0.95	0.95	
Return on assets - operating [1][4]	0.93	0.92	0.79	1.00	1.06	
Return on assets - pre-tax pre-provision - operating [1][4][5]	1.40	1.33	1.44	1.65	1.71	
Net interest margin (fully taxable equivalent) [4]	3.20	3.19	3.24	3.37	3.61	
Efficiency ratio - GAAP	60.47	66.33	61.32	55.71	57.20	
Efficiency ratio - operating [1]	59.15	59.57	57.43	54.17	53.67	
Equity to total assets	12.06	11.95	11.85	11.89	11.90	
Tangible common equity to tangible assets [3]	8.49	8.36	8.18	8.21	8.17	
ASSET QUALITY						
Nonperforming assets ("NPAs")	$107,230	$ 92,877	$ 90,883	$103,737	$ 73,403	46
Allowance for credit losses - loans	210,934	208,071	201,557	190,705	176,534	19
Allowance for credit losses - total	224,119	224,128	219,624	212,277	197,923	13
Net charge-offs	12,908	10,122	26,638	8,399	7,084	
Allowance for credit losses - loans to loans	1.15 %	1.14 %	1.11 %	1.10 %	1.03 %	
Allowance for credit losses - total to loans	1.22	1.22	1.21	1.22	1.16	
Net charge-offs to average loans [4]	0.28	0.22	0.59	0.20	0.17	
NPAs to total assets	0.39	0.34	0.34	0.40	0.28	
AT PERIOD END ($ in millions)						
Loans	$ 18,375	$ 18,319	$ 18,203	$ 17,395	$ 17,125	7
Investment securities	5,859	5,822	5,701	5,914	5,915	(1)
Total assets	27,365	27,297	26,869	26,120	25,872	6
Deposits	23,332	23,311	22,858	22,252	22,005	6
Shareholders' equity	3,300	3,262	3,184	3,106	3,078	7
Common shares outstanding (thousands)	119,137	119,010	118,976	115,266	115,152	3

[1] Excludes non-operating items as detailed on Non-GAAP Performance Measures Reconciliation on next page. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
(in thousands, except per share data)

	2024	2023			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net income to operating income reconciliation					
Net income (GAAP)	$ 62,631	$ 14,090	$ 47,866	$ 63,288	$ 62,300
Bond portfolio restructuring loss	—	51,689	—	—	—
Gain on lease termination	(2,400)	—	—	—	—
FDIC special assessment	2,500	9,995	—	—	—
Merger-related and other charges	2,087	5,766	9,168	3,645	8,631
Income tax benefit of non-operating items	(493)	(16,714)	(2,000)	(820)	(1,955)
Net income - operating	$ 64,325	$ 64,826	$ 55,034	$ 66,113	$ 68,976
Net income to pre-tax pre-provision income reconciliation					
Net income (GAAP)	$ 62,631	$ 14,090	$ 47,866	$ 63,288	$ 62,300
Income tax expense	18,204	(2,940)	11,925	18,225	17,791
Provision for credit losses	12,899	14,626	30,268	22,753	21,783
Pre-tax pre-provision income	$ 93,734	$ 25,776	$ 90,059	$ 104,266	$ 101,874
Diluted income per common share reconciliation					
Diluted income per common share (GAAP)	$ 0.51	$ 0.11	$ 0.39	$ 0.53	$ 0.52
Bond portfolio restructuring loss	—	0.32	—	—	—
Gain on lease termination	(0.02)	—	—	—	—
FDIC special assessment	0.02	0.06	—	—	—
Merger-related and other charges	0.01	0.04	0.06	0.02	0.06
Diluted income per common share - operating	$ 0.52	$ 0.53	$ 0.45	$ 0.55	$ 0.58
Book value per common share reconciliation					
Book value per common share (GAAP)	$ 26.83	$ 26.52	$ 25.87	$ 25.98	$ 25.76
Effect of goodwill and other intangibles	(8.12)	(8.13)	(8.17)	(8.15)	(8.17)
Tangible book value per common share	$ 18.71	$ 18.39	$ 17.70	$ 17.83	$ 17.59
Return on tangible common equity reconciliation					
Return on common equity (GAAP)	7.14 %	1.44 %	5.32 %	7.47 %	7.34 %
Bond portfolio restructuring loss	—	4.47	—	—	—
Gain on lease termination	(0.22)	—	—	—	—
FDIC special assessment	0.23	0.86	—	—	—
Merger-related and other charges	0.19	0.50	0.82	0.35	0.81
Return on common equity - operating	7.34	7.27	6.14	7.82	8.15
Effect of goodwill and other intangibles	3.34	3.31	2.89	3.53	3.48
Return on tangible common equity - operating	10.68 %	10.58 %	9.03 %	11.35 %	11.63 %
Return on assets reconciliation					
Return on assets (GAAP)	0.90 %	0.18 %	0.68 %	0.95 %	0.95 %
Bond portfolio restructuring loss	—	0.57	—	—	—
Gain on lease termination	(0.03)	—	—	—	—
FDIC special assessment	0.03	0.11	—	—	—
Merger-related and other charges	0.03	0.06	0.11	0.05	0.11
Return on assets - operating	0.93 %	0.92 %	0.79 %	1.00 %	1.06 %
Return on assets to return on assets- pre-tax pre-provision reconciliation					
Return on assets (GAAP)	0.90 %	0.18 %	0.68 %	0.95 %	0.95 %
Income tax (benefit) expense	0.27	(0.04)	0.18	0.29	0.29
Provision for credit losses	0.19	0.21	0.45	0.35	0.34
Bond portfolio restructuring loss	—	0.75	—	—	—
Gain on lease termination	(0.04)	—	—	—	—
FDIC special assessment	0.04	0.15	—	—	—
Merger-related and other charges	0.04	0.08	0.13	0.06	0.13
Return on assets - pre-tax pre-provision - operating	1.40 %	1.33 %	1.44 %	1.65 %	1.71 %
Efficiency ratio reconciliation					
Efficiency ratio (GAAP)	60.47 %	66.33 %	61.32 %	55.71 %	57.20 %
Gain on lease termination	0.60	—	—	—	—
FDIC special assessment	(1.05)	(4.29)	—	—	—
Merger-related and other charges	(0.87)	(2.47)	(3.89)	(1.54)	(3.53)
Efficiency ratio - operating	59.15 %	59.57 %	57.43 %	54.17 %	53.67 %
Tangible common equity to tangible assets reconciliation					
Equity to total assets (GAAP)	12.06 %	11.95 %	11.85 %	11.89 %	11.90 %
Effect of goodwill and other intangibles	(3.25)	(3.27)	(3.33)	(3.31)	(3.36)
Effect of preferred equity	(0.32)	(0.32)	(0.34)	(0.37)	(0.37)
Tangible common equity to tangible assets	8.49 %	8.36 %	8.18 %	8.21 %	8.17 %

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Period-End

(in millions)	2024 First Quarter		2023 Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Owner occupied commercial RE	$	3,310	$	3,264	$	3,279	$	3,111	$	3,141	$	46	$	169
Income producing commercial RE		4,206		4,264		4,130		3,670		3,611		(58)		595
Commercial & industrial		2,405		2,411		2,504		2,550		2,442		(6)		(37)
Commercial construction		1,936		1,860		1,850		1,739		1,806		76		130
Equipment financing		1,544		1,543		1,534		1,510		1,447		1		97
Total commercial		13,401		13,342		13,297		12,580		12,447		59		954
Residential mortgage		3,240		3,199		3,043		2,905		2,756		41		484
Home equity		969		959		941		927		930		10		39
Residential construction		257		302		399		463		492		(45)		(235)
Manufactured housing		328		336		343		340		326		(8)		2
Consumer		180		181		180		180		174		(1)		6
Total loans	$	18,375	$	18,319	$	18,203	$	17,395	$	17,125	$	56	$	1,250
LOANS BY MARKET														
Georgia	$	4,356	$	4,357	$	4,321	$	4,281	$	4,177	$	(1)	$	179
South Carolina		2,804		2,780		2,801		2,750		2,672		24		132
North Carolina		2,566		2,492		2,445		2,355		2,257		74		309
Tennessee		2,209		2,244		2,314		2,387		2,458		(35)		(249)
Florida		2,443		2,442		2,318		1,708		1,745		1		698
Alabama		1,068		1,082		1,070		1,062		1,029		(14)		39
Commercial Banking Solutions		2,929		2,922		2,934		2,852		2,787		7		142
Total loans	$	18,375	$	18,319	$	18,203	$	17,395	$	17,125	$	56	$	1,250

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality
(in thousands)

	2024	2023	
	First Quarter	Fourth Quarter	Third Quarter
NONACCRUAL LOANS			
Owner occupied RE	$ 2,310	$ 3,094	$ 5,134
Income producing RE	29,186	30,128	30,255
Commercial & industrial	20,134	13,467	13,382
Commercial construction	1,862	1,878	1,065
Equipment financing	8,829	8,505	9,206
Total commercial	62,321	57,072	59,042
Residential mortgage	16,569	13,944	11,893
Home equity	4,984	3,772	4,009
Residential construction	1,244	944	2,074
Manufactured housing	19,797	15,861	12,711
Consumer	54	94	89
Total nonaccrual loans	104,969	91,687	89,818
OREO and repossessed assets	2,261	1,190	1,065
Total NPAs	$ 107,230	$ 92,877	$ 90,883

	2024		2023			
	First Quarter		Fourth Quarter		Third Quarter	
(in thousands)	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS (RECOVERIES) BY CATEGORY						
Owner occupied RE	$ 202	0.02 %	$ 35	— %	$ 582	0.07 %
Income producing RE	205	0.02	(562)	(0.05)	3,011	0.30
Commercial & industrial	3,906	0.65	547	0.09	17,542	2.71
Commercial construction	20	—	33	0.01	(49)	(0.01)
Equipment financing	6,362	1.66	7,926	2.05	6,325	1.62
Total commercial	10,695	0.32	7,979	0.24	27,411	0.83
Residential mortgage	(16)	—	12	—	(129)	(0.02)
Home equity	(54)	(0.02)	(68)	(0.03)	(2,784)	(1.17)
Residential construction	119	0.17	(13)	(0.01)	341	0.31
Manufactured housing	1,569	1.90	1,444	1.69	1,168	1.34
Consumer	595	1.33	768	1.70	631	1.37
Total	$ 12,908	0.28	$ 10,122	0.22	$ 26,638	0.59

[1] Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)	March 31, 2024	December 31, 2023
ASSETS		
Cash and due from banks	$ 203,932	$ 200,781
Interest-bearing deposits in banks	758,001	803,094
Cash and cash equivalents	961,933	1,003,875
Debt securities available-for-sale	3,393,399	3,331,084
Debt securities held-to-maturity (fair value $2,042,912 and $2,095,620, respectively)	2,465,133	2,490,848
Loans held for sale	38,140	33,008
Loans and leases held for investment	18,374,844	18,318,755
Less allowance for credit losses - loans and leases	(210,934)	(208,071)
Loans and leases, net	18,163,910	18,110,684
Premises and equipment, net	386,052	378,421
Bank owned life insurance	342,486	345,371
Goodwill and other intangible assets, net	987,539	990,087
Other assets	626,296	613,873
Total assets	$ 27,364,888	$ 27,297,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,409,659	$ 6,534,307
NOW and interest-bearing demand	6,054,940	6,155,193
Money market	5,914,631	5,600,587
Savings	1,182,681	1,207,807
Time	3,595,236	3,649,498
Brokered	174,862	163,219
Total deposits	23,332,009	23,310,611
Long-term debt	324,854	324,823
Accrued expenses and other liabilities	407,915	400,292
Total liabilities	24,064,778	24,035,726
Shareholders' equity:		
Preferred stock; $1 par value; 10,000,000 shares authorized; 3,662 shares Series I issued and outstanding; $25,000 per share liquidation preference	88,266	88,266
Common stock, $1 par value; 200,000,000 shares authorized, 119,136,518 and 119,010,319 shares issued and outstanding, respectively	119,137	119,010
Common stock issuable; 560,833 and 620,108 shares, respectively	11,923	13,110
Capital surplus	2,702,807	2,699,112
Retained earnings	614,612	581,219
Accumulated other comprehensive loss	(236,635)	(239,192)
Total shareholders' equity	3,300,110	3,261,525
Total liabilities and shareholders' equity	$ 27,364,888	$ 27,297,251

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

	Three Months Ended March 31,	
(in thousands, except per share data)	**2024**	**2023**
Interest revenue:		
Loans, including fees	$ 283,983	$ 236,431
Investment securities, including tax exempt of $1,721 and $2,110, respectively	46,436	39,986
Deposits in banks and short-term investments	6,309	3,070
Total interest revenue	336,728	279,487
Interest expense:		
Deposits:		
NOW and interest-bearing demand	46,211	17,599
Money market	50,478	25,066
Savings	706	538
Time	36,389	14,658
Deposits	133,784	57,861
Short-term borrowings	—	1,148
Federal Home Loan Bank advances	—	5,112
Long-term debt	3,795	3,896
Total interest expense	137,579	68,017
Net interest revenue	199,149	211,470
Provision for credit losses	12,899	21,783
Net interest revenue after provision for credit losses	186,250	189,687
Noninterest income:		
Service charges and fees	9,264	8,699
Mortgage loan gains and other related fees	7,511	4,521
Wealth management fees	6,313	5,724
Gains from sales of other loans	1,537	1,916
Lending and loan servicing fees	4,210	4,016
Securities losses, net	—	(1,644)
Other	10,752	6,977
Total noninterest income	39,587	30,209
Total revenue	225,837	219,896
Noninterest expenses:		
Salaries and employee benefits	84,985	78,698
Communications and equipment	11,920	10,008
Occupancy	11,099	9,889
Advertising and public relations	1,901	2,349
Postage, printing and supplies	2,648	2,537
Professional fees	5,988	6,072
Lending and loan servicing expense	1,827	2,319
Outside services - electronic banking	2,918	3,425
FDIC assessments and other regulatory charges	7,566	4,001
Amortization of intangibles	3,887	3,528
Merger-related and other charges	2,087	8,631
Other	8,176	8,348
Total noninterest expenses	145,002	139,805
Income before income taxes	80,835	80,091
Income tax expense	18,204	17,791
Net income	62,631	62,300
Preferred stock dividends	1,573	1,719
Earnings allocated to participating securities	345	339
Net income available to common shareholders	$ 60,713	$ 60,242
Net income per common share:		
Basic	$ 0.51	$ 0.52
Diluted	0.51	0.52
Weighted average common shares outstanding:		
Basic	119,662	115,451
Diluted	119,743	115,715

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended March 31,

(dollars in thousands, fully taxable equivalent (FTE))	2024 Average Balance	2024 Interest	2024 Average Rate	2023 Average Balance	2023 Interest	2023 Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,299,739	$ 283,960	6.24 %	$ 16,897,372	$ 236,530	5.68 %
Taxable securities [3]	5,828,391	44,715	3.07	6,059,323	37,876	2.50
Tax-exempt securities (FTE) [1][3]	366,350	2,311	2.52	422,583	2,834	2.68
Federal funds sold and other interest-earning assets	674,594	6,805	4.06	472,325	3,352	2.88
Total interest-earning assets (FTE)	25,169,074	337,791	5.39	23,851,603	280,592	4.76
Noninterest-earning assets:						
Allowance for credit losses	(212,996)			(167,584)		
Cash and due from banks	221,203			271,210		
Premises and equipment	386,021			329,135		
Other assets [3]	1,618,315			1,484,936		
Total assets	$ 27,181,617			$ 25,769,300		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 6,078,090	46,211	3.06	$ 4,499,907	17,599	1.59
Money market	5,864,217	50,478	3.46	5,223,267	25,066	1.95
Savings	1,192,828	706	0.24	1,416,931	538	0.15
Time	3,596,486	35,944	4.02	2,348,588	12,313	2.13
Brokered time deposits	50,343	445	3.56	208,215	2,345	4.57
Total interest-bearing deposits	16,781,964	133,784	3.21	13,696,908	57,861	1.71
Federal funds purchased and other borrowings	13	—	—	107,955	1,148	4.31
Federal Home Loan Bank advances	4	—	—	453,056	5,112	4.58
Long-term debt	324,838	3,795	4.70	324,701	3,896	4.87
Total borrowed funds	324,855	3,795	4.70	885,712	10,156	4.65
Total interest-bearing liabilities	17,106,819	137,579	3.23	14,582,620	68,017	1.89
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,398,079			7,697,844		
Other liabilities	390,451			357,367		
Total liabilities	23,895,349			22,637,831		
Shareholders' equity	3,286,268			3,131,469		
Total liabilities and shareholders' equity	$ 27,181,617			$ 25,769,300		
Net interest revenue (FTE)		$ 200,212			$ 212,575	
Net interest-rate spread (FTE)			2.16 %			2.87 %
Net interest margin (FTE) [4]			3.20 %			3.61 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

(3) Unrealized gains and losses on securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $322 million in 2024 and $419 million in 2023 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NASDAQ: UCBI) is the financial holding company for United Community, a top 100 U.S. financial institution that is committed to improving the financial health and well-being of its customers and the communities it serves. United Community provides a full range of banking, wealth management and mortgage services. As of March 31, 2024, United Community had $27.3 billion in assets, 205 offices across Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee, as well as a national SBA lending franchise and a national equipment lending subsidiary. In 2024, United Community became a 10-time winner of the J.D. Power's award for the best customer satisfaction among consumer banks in the Southeast region and was recognized as the most trusted bank in the Southeast. In 2023, United was named by American Banker as one of the "Best Banks to Work For" for the seventh consecutive year and was recognized in the Greenwich Excellence and Best Brands Awards, receiving 15 awards that included national honors for overall satisfaction in small business banking and middle market banking. Forbes has also consistently listed United Community as one of the World's Best Banks and one of America's Best Banks. Additional information about United can be found at www.ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. Further, United's management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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